UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 February 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

20th February 2015

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Ms. Lucinda Riches, who has been appointed a Director of the Company with effect from 1st March 2015:

(a)	in the last five years Ms. Riches has been a director of the following publicly quoted companies:

Current:

Graphite Enterprise Trust plc
The Diverse Income Trust plc

(b) Ms. Riches was an investment partner in The Mill Street Partnership NO 2 LLP which was placed in creditors' voluntary liquidation on 11th July 2012.

 (c) there are no details requiring disclosure for Ms. Riches under paragraph 9.6.13 (2), (4), (5) or (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

By:___/s/Maeve Carton___
M. Carton
Finance Director